SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                        BENCHMARQ MICROELECTRONICS, INC.

                                (Name of Issuer)

                                     COMMON

                         (Title of Class of Securities)

                                   081603 10 2

                                 (CUSIP Number)



            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                                Page 1 of 8 Pages

----------------------------------           ----------------------------------
CUSIP NO. 177376 10 0                 13G        PAGE  2  OF  8  PAGES
-----------------------------------          ----------------------------------


-------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS

        L.J. Sevin
        ###-##-####
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [   ]
                                                                (b)  [   ]

-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.
-------------------------------------------------------------------------------


              5     SOLE VOTING POWER
NUMBER OF           692,966
SHARES        -----------------------------------------------------------------
BENEFI-       6     SHARED VOTING POWER
CIALLY              0
OWNED BY      -----------------------------------------------------------------
EACH          7     SOLE DISPOSITIVE POWER
REPORTING           692,966
PERSON        -----------------------------------------------------------------
WITH          8     SHARED DISPOSITIVE POWER
                    0
-------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        692,966

-------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                 |_|
-------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


        10.4%

-------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                Page 2 of 8 Pages

Item 1.
            (a)  NAME OF ISSUER.

            Benchmarq Microelectronics, Inc., a Delaware corporation (the "Issuer").

            (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            The Issuer's principal executive offices are located at 17919 Waterview Parkway, Dallas, Texas 75252.

ITEM 2.
            (a) NAMES OF PERSON FILING.

            This statement is filed by L.J. Sevin ("Sevin").

            (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

            The principal business office of Sevin is Two Galleria Tower, 13455 Noel Road, Suite 1670, LB 5, Dallas, Texas 75240.

            (c)  CITIZENSHIP.

            Sevin is a U.S. citizen.

            (d) TITLE OF CLASS OF SECURITIES.

            This statement relates to shares of Common Stock, par value $.001 per share (the "Common Stock"), of the Issuer.

            (e)  CUSIP NUMBER.

            081603 10 2

ITEM 3. This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).


                                Page 3 of 8 Pages

ITEM 4.     OWNERSHIP.

            (a)  AMOUNT BENEFICIALLY OWNED.


            Sevin beneficially owns 692,966 shares of Issuer's Common Stock. Of such shares, 60,639 shares are owned of record by the L.J. Sevin Benevolent Fund (the "Fund"), of which Sevin is the trustee.


            (b)  PERCENT OF CLASS.1


            10.4%.


            (c) POWER TO VOTE OR DIRECT THE VOTE AND DISPOSE OR DIRECT THE DISPOSITION OF SECURITIES.


            Sevin has sole  power to vote or  dispose  or to direct  the vote or
            disposition  of  the  692,966   shares  of  Issuer's   Common  Stock
            beneficially owned by him.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM        6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER  PERSON.


            The Fund has the right to receive dividends or proceeds from the sale of 60,639 shares of Issuer's Common Stock.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

--------------------

1 According to the most recently available filing with the Securities and Exchange Commission in which such number is required to be indicated.


                                Page 4 of 8 Pages

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            Not applicable.



                                Page 5 of 8 Pages

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 13, 1997                 /S/ JOHN V. JAGGERS, ATTORNEY-IN-FACT
                                          -------------------------------------
                                                    L.J. Sevin





                                Page 6 of 8 Pages

                                 EXHIBIT INDEX


Exhibit
-------

1.   Power of Attorney



















                                 Page 7 of 8 Pages

                                    EXHIBIT 1
                                    ---------

                               POWER OF ATTORNEY
                               -----------------

            The undersigned, L.J. SEVIN, hereby makes, constitutes and appoints each of DENNIS J. GORMAN, JOHN V. JAGGERS AND JON W. BAYLESS, and each of them singly, his true and lawful attorney-in-fact and agent, with full power to them, and each of them singly, and with full power of substitution, to sign for the undersigned and in his name, any Form 144, Form 3, Form 4, Form 5, Schedule 13D and Schedule 13G, and any and all amendments thereto, and to file the same, and all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, and generally to do all things in the name of the undersigned and on his behalf to enable the undersigned to comply with the reporting requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission.

            This Power of Attorney shall not be affected by the subsequent disability or incompetence of the undersigned.

            This Power of Attorney may not be changed orally.

            The undersigned hereby agrees that any third party receiving a duly executed copy or reproduction of this Power of Attorney may act under it. Revocation or termination of this Power of Attorney will not be effective until the third party receives actual knowledge of the termination or revocation. The undersigned shall hold harmless any third party from and against any claims that may arise against the third party as a result of reliance on this Power of Attorney.

            IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of the 9th day of May, 1994.



                                            /S/ L.J. SEVIN
                                    ----------------------------------
                                                L.J. Sevin

STATE OF TEXAS          )
                        )ss.:
COUNTY OF DALLAS        )

            On this 9th day of May, 1994 before me personally came L.J. Sevin, to me known and known to me to be the individual described in, and who executed the foregoing instrument, and he acknowledged to me that he executed the same.



                                             /S/ JO ANNE EISLER
                                           ------------------------------
                                                Notary Public
My commission expires:  May 27, 1994


                                   Page 8 of 8 Pages